UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                   Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: August 20, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 — Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER
2013 UNAUDITED FINANCIAL RESULTS

(Beijing, China — August 19, 2013) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights1

•                  Total revenues were RMB708.5 million (USD115.4 million), compared with RMB624.5 million in the previous quarter and RMB676.4 million in the same quarter last year.

•                  Gross profit was RMB535.0 million (USD87.2 million), compared with RMB477.9 million in the previous quarter and RMB549.8 million in the same quarter last year.

•                  Operating profit was RMB67.1 million (USD10.9 million), compared with RMB133.1 million in the previous quarter and RMB155.2 million in the same quarter last year.  Non-GAAP operating profit2 was RMB84.2 million (USD13.7 million), compared with RMB149.8 million in the previous quarter and RMB172.5 million in the same quarter last year.

•                  Net income attributable to the Company’s shareholders was RMB80.7 million (USD13.2 million), compared with RMB131.0 million in the previous quarter and RMB158.2 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders2 was RMB97.8 million (USD15.9 million), compared with RMB147.6 million in the previous quarter and RMB175.5 million in the same quarter last year.

•                  Basic and diluted earnings per American Depositary Share (“ADS”)3 were RMB1.66 (USD0.27) and RMB1.65 (USD0.27), respectively, compared with RMB2.70 and RMB2.69, respectively, in the previous quarter, and RMB3.28 and RMB3.25, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS2 were RMB2.01 (USD0.33) and RMB2.00 (USD0.33), respectively, compared with RMB3.05 and RMB3.03, respectively, in the previous quarter, and RMB3.64 and RMB3.60, respectively, in the same quarter last year.

•                  Launched open beta testing for “Neverwinter” in North America and Europe in April 2013

•                  Launched open beta testing for “Saint Seiya Online” in China in May 2013

•                  Launched open beta testing for “Swordsman Online” in China in June 2013

Mr. Robert Xiao, CEO of Perfect World commented, “We are pleased to announce our results for the second quarter of 2013.  Our revenues rose by 13.5% quarter-over-quarter, beating the high end of our expectations.Our strong second quarter performance was mainly driven by the successful launches of two of our new games, namely ‘Saint Seiya Online,’ a 3D comic-based MMORPG launched in China in mid-May, and ‘Neverwinter,’ a widely-acclaimed MMORPG launched in North America and Europe at the end of April.  In addition, we also launched a number of web and mobile games during the quarter and are working on more varied titles which will further diversify our deep game pipeline.”

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2013, which was RMB6.1374 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

“As our results from this quarter show, our deep and diversified portfolio continues to be one of our main strengths and we have made steady progress on providing new content to players with multiple launches of new games and releases of expansion packs for existing games.  In addition to the successful debut of ‘Saint Seiya Online’ and ‘Neverwinter,’ we also launched the highly-anticipated 3D MMORPG ‘Swordsman Online,’ which is adapted from one of Louis Cha’s most famous martial arts novels, in China at the end of the second quarter.  This game has generated positive feedback from gamers and we are optimistic about its prospects to turn into another strong growth driver for us.  We are also excited about a variety of titles in our pipeline, including the highly-anticipated ‘Dota 2,’ our 3D MMORPGs ‘Holy King’ and ‘Legend of the Condor Heroes,’ as well as a number of web games and mobile games.  Additionally, we are also working on localizing ‘Neverwinter,’ which has gained popularity among players in North America and Europe, for its launch in China soon.”

“As a hit title developed by our U.S. subsidiary Cryptic Studios, ‘Neverwinter’ clearly demonstrates our strong overseas R&D capabilities, which, along with our experienced R&D teams in China, is an important aspect of our effective globalization strategy.  Meanwhile, we also focus on continuously enhancing our extensive overseas operating network, which is the other important component of our strong globalization strategy.  Contributing more than one-fourth of our total revenue, our well-established global operating network covers over 100 countries and regions worldwide and consists of both our own overseas subsidiaries and our overseas partners.  This bolsters our position as a leading Chinese online gaming company in the overseas market.  Lately, we continued to deepen our global presence by launching more games through our overseas subsidiaries in North America, Europe, Korea and Southeast Asia, and also by launching our games through overseas partners in various overseas markets.  Our proven track record and our commitment to continuously enhance and develop our business in China and overseas have enabled us to provide high-quality gaming experiences and deliver world-class services to players around the world.”

“While we experienced additional pressure on our margins in the short term from promoting several recently-launched major new games, we are confident in our long-term outlook given the strong performance of our new games as well as the varied line-up of titles in our pipeline.  We have built a solid foundation with our diversified portfolio, strong global R&D capabilities and extensive operating network worldwide, and we will continue to leverage our core strengths and resources to further bolster our position in the global gaming market in an effort to maximize shareholder value over the long term.”

Second Quarter 2013 Financial Results

Total Revenues

Total revenues were RMB708.5 million (USD115.4 million), compared with RMB624.5 million in the previous quarter and RMB676.4 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB650.1 million (USD105.9 million), compared with RMB556.2 million in the previous quarter and RMB626.4 million in the same quarter last year.  The sequential growth in online game operation revenues was primarily attributable to the strong performance of the Company’s new games including “Saint Seiya Online” launched in China and “Neverwinter” launched in North America and Europe.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 742,000, compared with 554,000 in the previous quarter and 739,000 in the same quarter last year.  The increase from the previous quarter was mainly attributable to the strong performance of a couple of the Company’s major new games.

Licensing revenues were RMB31.5 million (USD5.1 million), compared with RMB30.1 million in the previous quarter and RMB46.9 million in the same quarter last year.

Other revenues were RMB26.9 million (USD4.4 million), compared with RMB38.2 million in the previous quarter and RMB3.0 million in the same quarter last year.  The decrease from the previous quarter was primarily associated with less installation of “Torchlight 2” in 2Q13.  “Torchlight 2” is a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

The cost of revenues was RMB173.5 million (USD28.3 million), compared with RMB146.6 million in the previous quarter and RMB126.6 million in the same quarter last year.  The increase from the previous quarter was mainly due to increases in staff cost, royalty cost, sales-related taxes and internet data center cost in connection with several new games launched in 2Q13.

Gross Profit and Gross Margin

Gross profit was RMB535.0 million (USD87.2 million), compared with RMB477.9 million in the previous quarter and RMB549.8 million in the same quarter last year.  Gross margin was 75.5%, compared with 76.5% in the previous quarter and 81.3% in the same quarter last year.

Operating Expenses

Operating expenses were RMB468.0 million (USD76.2 million), compared with RMB344.9 million in the previous quarter and RMB394.6 million in the same quarter last year.  The increase in operating expenses from the previous quarter was mainly due to increases in sales and marketing expenses and R&D expenses in 2Q13.

R&D expenses were RMB199.4 million (USD32.5 million), compared with RMB181.0 million in the previous quarter and RMB189.7 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB194.9 million (USD31.8 million), compared with RMB96.6 million in the previous quarter and RMB121.8 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in advertising and promotional expenses associated with several new games launched in 2Q13.

General and administrative expenses were RMB73.6 million (USD12.0 million), compared with RMB67.3 million in the previous quarter and RMB83.1 million in the same quarter last year.

Operating Profit

Operating profit was RMB67.1 million (USD10.9 million), compared with RMB133.1 million in the previous quarter and RMB155.2 million in the same quarter last year.  Non-GAAP operating profit was RMB84.2 million (USD13.7 million), compared with RMB149.8 million in the previous quarter and RMB172.5 million in the same quarter last year.

Total Other Income

Total other income was RMB33.5 million (USD5.5 million), compared with RMB34.2 million in the previous quarter and RMB38.9 million in the same quarter last year.

Income Tax Expense

Income tax expense was RMB20.2 million (USD3.3 million), compared with RMB33.5 million in the previous quarter and RMB38.1 million in the same quarter last year.  The decrease from the previous quarter was primarily due to the decrease in the operating profit in 2Q13.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB80.7 million (USD13.2 million), compared with RMB131.0 million in the previous quarter and RMB158.2 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders was RMB97.8 million (USD15.9 million), compared with RMB147.6 million in the previous quarter and RMB175.5 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB1.66 (USD0.27) and RMB1.65 (USD0.27), respectively, compared with RMB2.70 and RMB2.69, respectively, in the previous quarter, and RMB3.28 and RMB3.25, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS were RMB2.01 (USD0.33) and RMB2.00 (USD0.33), respectively, compared with RMB3.05 and RMB3.03, respectively, in the previous quarter, and RMB3.64 and RMB3.60, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of June 30, 2013, the Company had RMB1.0 billion (USD168.1 million) of cash and cash equivalents, compared with RMB904.8 million as of March 31, 2013.  The increase was mainly due to the net cash inflow generated from the Company’s online game operations.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2013 are expected to be between RMB779 million and RMB815 million, representing an increase of 10% to 15% on a sequential basis.  This takes into consideration the anticipated additional revenue contribution from “Swordsman Online” and “Saint Seiya Online” recently launched in China.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred in the future and is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, August 19, 2013 (9:00am Beijing time on Tuesday, August 20, 2013).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-855-298-3404
• International Dial-in Number	+61-2-8524-5042
• Mainland China Toll Free Number	4001-200-539
• Hong Kong Toll Free Number	800-905-927
• U.K. Toll Free Number	0800-015-9725
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, August 26, 2013.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-866-846-0868
• International Dial-in Number	+61-2-9641-7900
Conference ID: 1188020

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online” and “Swordsman Online;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of August 19, 2013, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2012	2013	2013
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	799,632,647	1,031,837,328	168,122,874
Restricted cash and time deposits	891,462,180	338,688,627	55,184,382
Short-term investments	1,508,884,886	1,165,689,384	189,932,118
Accounts receivable, net	110,286,428	144,604,898	23,561,263
Due from related parties	7,542,600	3,866,000	629,908
Prepayment and other assets	156,083,903	218,943,125	35,673,595
Deferred tax assets	41,585,847	32,587,317	5,309,629
Total current assets	3,515,478,491	2,936,216,679	478,413,769
Non current assets
Equity investments	227,832,057	410,494,058	66,884,032
Time deposits	51,465,395	52,715,495	8,589,223
Restricted time deposits	7,814,450	7,690,788	1,253,102
Property, equipment, and software, net	1,206,485,419	1,313,321,263	213,986,584
Construction in progress	20,326,428	12,212,837	1,989,904
Intangible assets, net	229,013,555	262,073,918	42,701,130
Goodwill	408,829,417	410,523,513	66,888,831
Prepayments and other assets	87,332,624	113,958,523	18,567,883
Deferred tax assets	42,427,797	43,361,393	7,065,108
Total assets	5,797,005,633	5,562,568,467	906,339,566

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	70,696,803	140,653,417	22,917,425
Short-term bank loans	747,974,500	302,756,300	49,329,732
Advances from customers	133,949,512	84,098,405	13,702,611
Salary and welfare payable	232,137,936	155,716,345	25,371,712
Taxes payable	49,898,625	61,965,304	10,096,344
Accrued expenses and other liabilities	58,016,741	69,169,675	11,270,192
Due to related parties	150,000	830,460	135,311
Deferred revenues	365,705,044	504,369,781	82,179,715
Deferred tax liabilities	61,219,290	66,571,670	10,846,885
Deferred government grants	458,287	5,100,000	830,971
Total current liabilities	1,720,206,738	1,391,231,357	226,680,898
Non current liabilities
Deferred revenues	56,503,584	56,749,333	9,246,478
Deferred tax liabilities	6,875,864	8,066,681	1,314,348
Other long-term liabilities	1,619,438	1,620,948	264,110
Total liabilities	1,785,205,624	1,457,668,319	237,505,834

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 213,991,700 Class B ordinary shares issued and outstanding as of June 30, 2013)	193,960	194,963	31,766
Additional paid-in capital	329,804,508	376,261,640	61,306,358
Statutory reserves	272,938,726	287,775,726	46,888,866
Accumulated other comprehensive loss	(80,543,186)	(123,442,575)	(20,113,171)
Retained earnings	3,466,189,747	3,526,143,464	574,533,754
Total Perfect World Shareholders’ Equity	3,988,583,755	4,066,933,218	662,647,573
Non-controlling interests	23,216,254	37,966,930	6,186,159
Total Shareholders’ Equity	4,011,800,009	4,104,900,148	668,833,732
Total Liabilities and Shareholders’ Equity	5,797,005,633	5,562,568,467	906,339,566

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	626,444,057	556,192,368	650,106,240	105,925,349
Licensing revenues	46,923,638	30,131,068	31,489,188	5,130,705
Other revenues	3,042,555	38,186,260	26,931,191	4,388,046
Total Revenues	676,410,250	624,509,696	708,526,619	115,444,100
Cost of revenues	(126,649,248)	(146,560,852)	(173,504,663)	(28,270,059)
Gross profit	549,761,002	477,948,844	535,021,956	87,174,041
Operating expenses
Research and development expenses	(189,673,612)	(180,992,409)	(199,392,117)	(32,488,043)
Sales and marketing expenses	(121,773,658)	(96,574,651)	(194,941,687)	(31,762,911)
General and administrative expenses	(83,138,145)	(67,311,606)	(73,620,386)	(11,995,370)
Total operating expenses	(394,585,415)	(344,878,666)	(467,954,190)	(76,246,324)
Operating profit	155,175,587	133,070,178	67,067,766	10,927,717
Other income / (expenses)
Share of loss from equity investments	(2,425,763)	(1,026,975)	(3,308,864)	(539,131)
Interest income	27,861,314	24,029,715	21,266,383	3,465,048
Interest expense	(7,847,932)	(4,300,530)	(1,645,346)	(268,085)
Others, net	21,309,632	15,496,975	17,198,395	2,802,228
Total other income	38,897,251	34,199,185	33,510,568	5,460,060
Profit before tax	194,072,838	167,269,363	100,578,334	16,387,777
Income tax expense	(38,113,968)	(33,456,058)	(20,201,537)	(3,291,546)
Net Income	155,958,870	133,813,305	80,376,797	13,096,231
Net loss / (income) attributable to the non-controlling interests	2,248,890	(2,851,834)	365,981	59,631
Net income attributable to the Company’s shareholders	158,207,760	130,961,471	80,742,778	13,155,862

Net earnings per ordinary share, basic	0.66	0.54	0.33	0.05
Net earnings per ordinary share, diluted	0.65	0.54	0.33	0.05
Net earnings per ADS, basic	3.28	2.70	1.66	0.27
Net earnings per ADS, diluted	3.25	2.69	1.65	0.27

Shares used in calculating basic net earnings per ordinary share	241,209,046	242,089,199	243,080,784	243,080,784
Shares used in calculating diluted net earnings per ordinary share	243,529,117	243,852,774	245,014,367	245,014,367

Total share-based compensation cost included in:
Cost of revenues	(1,089,992)	(1,041,128)	(820,454)	(133,681)
Research and development expenses	(8,345,586)	(7,807,043)	(7,737,877)	(1,260,774)
Sales and marketing expenses	(2,654,574)	(2,673,345)	(2,748,356)	(447,805)
General and administrative expenses	(5,216,569)	(5,164,597)	(5,792,385)	(943,785)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD

GAAP operating profit	155,175,587	133,070,178	67,067,766	10,927,717
Share-based compensation charge	17,306,721	16,686,113	17,099,072	2,786,045
Non-GAAP operating profit	172,482,308	149,756,291	84,166,838	13,713,762

GAAP net income attributable to the Company’s shareholders	158,207,760	130,961,471	80,742,778	13,155,862
Share-based compensation charge	17,306,721	16,686,113	17,099,072	2,786,045
Non-GAAP net income attributable to the Company’s shareholders	175,514,481	147,647,584	97,841,850	15,941,907

GAAP net earnings per ADS
- Basic	3.28	2.70	1.66	0.27
- Diluted	3.25	2.69	1.65	0.27

Non-GAAP net earnings per ADS
- Basic	3.64	3.05	2.01	0.33
- Diluted	3.60	3.03	2.00	0.33

ADSs used in calculating net earnings per ADS
- Basic	48,241,809	48,417,840	48,616,157	48,616,157
- Diluted	48,705,823	48,770,555	49,002,873	49,002,873